Exhibit 21

CKRUSH, INC.

List of Subsidiaries

Name of Subsidiary	State of Inauguration
Beer League Holdings, LLC	Delaware
Ckrush Direct, Inc.	Delaware
Ckrush Digital Media Inc.	New York
Ckrush Entertainment, Inc.	Delaware
Ckrush Sports, Inc	Delaware
Identity Films & Company, LLC	Delaware
LiveMansion: the Movie LLC	Nevada
TriSoft Digital Media LLC	Florida
TV The Movie Holdings, LLC	Delaware